UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                               (Amendment No. )*


                    The Smith & Wollensky Restaurant Group, Inc.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   831758107
                                 (CUSIP Number)

					   Nicole J. Best
                         SVP - Chief Compliance Officer
                            Heartland Advisors, Inc.
                          789 N. Water Street, Suite 500
                              Milwaukee, WI 53202
                                  414-347-7777
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 27, 2005
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].



CUSIP No.   831758107               13D

1. NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

              HEARTLAND ADVISORS, INC.
              #39-1078128

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a) [  ]
                                          (b) [  ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

      OO - Funds of investment advisory clients

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                           [X]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

               WISCONSIN, USA

     NUMBER OF          7.  SOLE VOTING POWER
      SHARES
   BENEFICIALLY             None
     OWNED BY
       EACH             8.  SHARED VOTING POWER

     REPORTING              665,400
      PERSON
       WITH             9.  SOLE DISPOSITIVE POWER

                            None

                        10. SHARED DISPOSITIVE POWER

                            665,400


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       665,400

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.
       [  ]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.2%

14. TYPE OF REPORTING PERSON
       IA


 CUSIP No.   831758107                13D

1. NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

              WILLIAM J. NASGOVITZ

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a) [  ]
                                          (b) [  ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

      OO - Funds of investment advisory clients

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                           [X]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

               USA

     NUMBER OF          7.  SOLE VOTING POWER
      SHARES
   BENEFICIALLY             None
     OWNED BY
       EACH             8.  SHARED VOTING POWER

     REPORTING              665,400
      PERSON
       WITH             9.  SOLE DISPOSITIVE POWER

                            None

                        10. SHARED DISPOSITIVE POWER

                            665,400


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       665,400

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.
       [  ]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.2%

14. TYPE OF REPORTING PERSON (See Instructions)
       IN

PREAMBLE
The filing of this Schedule 13D is not, and should not be deemed as, an admission that such

Schedule 13D is required to be filed.  See discussion under Item (4).

Item 1.  Security and Issuer.
         -------------------

This statement relates to shares of the common stock, $.01 par value per share, (the "Shares") of The Smith & Wollensky Restaurant Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1114 First Avenue, New York, NY 10021.

Item 2.  Identity and Background.
         -----------------------

     (a) - (c) This statement is being filed by Heartland Advisors, Inc., an investment adviser registered with the SEC, and William J. Nasgovitz (each a "Reporting Entity" and collectively the "Reporting Entities"). The Reporting Entities do not admit that they constitute a group.

     Heartland Advisors, Inc. ("Heartland"), a Wisconsin corporation, is a federally registered investment adviser that provides investment advisory services to Heartland Group, Inc., a registered investment company ("Heartland Group"), as well as private investment advisory clients (the "Accounts"). The address of the principal offices of Heartland is 789 North Water Street, Suite 500, Milwaukee, Wisconsin 53202.

     William J. Nasgovitz is the President and principal shareholder of Heartland. His business address is 789 North Water Street, Suite 500, Milwaukee, Wisconsin 53202.

     (d) During the last five years, neither of the Reporting Entities was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) On July 18, 2002, pursuant to a stipulation and following a fairness hearing, the U.S. District Court for the Eastern District of Wisconsin approved a settlement of a consolidated class action brought by shareholders of the Heartland High-Yield Municipal Bond Fund and the Short Duration High-Yield Municipal Fund (together, the "High-Yield Funds"), in which Heartland Group, Heartland, the High-Yield Funds and certain other parties were named as defendants. The litigation arose out of a repricing of the securities in the High-Yield Funds in October 2000. Under the terms of the settlement, Heartland Group, Heartland, the High-Yield Funds, and certain related parties were dismissed and released from all claims in the class action upon establishment of a settlement fund for the benefit of the class plaintiffs. Neither Heartland Group nor any of its separate funds, directors, or officers were required to contribute to the settlement fund (although an affiliate of Heartland did make a substantial contribution to facilitate settlement). Subsequently, all other suits filed by persons who opted out of the class action settlement were also settled without any contribution from Heartland Group, its funds, directors or officers. The High-Yield Funds, which had been in receivership since March 2001, were liquidated in December 2004.

     On December 11, 2003, the SEC filed a civil complaint in United States District Court for the Eastern District of Wisconsin (Civil Action No. 03C1427)relating to the High-Yield Funds against Heartland; William J. Nasgovitz, President of Heartland, President and a director of Heartland Group, and memberof the Heartland Value and Value Plus Fund portfolio management teams; Paul T. Beste, Chief Operating Officer of Heartland and
Vice President of Heartland Group; Kevin D. Clark, an officer of Heartland; Hugh F. Denison, a former director of Heartland Group, who presently serves as Senior Vice President of Heartland and a member of the portfolio management team for the Heartland Select Value Fund; certain former officers of Heartland; and others.

     The SEC alleges various violations of the federal securities laws with respect to the pricing of securities owned by the High-Yield Funds and the related calculation of the High-Yield Funds' net asset value per share from March 2000 to March 2001; disclosures in the prospectus, other SEC filings and promotional materials for the High-Yield Funds relating to risk management, credit quality, liquidity and pricing; breach of fiduciary duty; the sale in September and October 2000 by certain individual defendants of shares of the High-Yield Funds while in possession of material, non-public information about those funds; and the disclosure of material, non-public information to persons who effected such sales. The SEC seeks civil penalties and disgorgement of all gains received by the defendants as a result of the conduct alleged in the complaint, a permanent injunction against the defendants from further violations of the applicable federal securities laws, and such other relief as the court deems appropriate.

     In February 2004, Heartland and Messrs. Nasgovitz, Beste, Denison and Clark filed their answers to the SEC's complaint, denying the allegations and claims made therein and raising affirmative defenses.

     The complaint does not involve Heartland Group, the Heartland Select Value, Value Plus or Value Funds (the "Funds"), any portfolio manager of those Funds (other than Mr. Nasgovitz and Mr. Denison) or any of the current independent directors of Heartland Group. However, an adverse outcome for Heartland and/or its officers named in the complaint could result in an injunction that would bar Heartland from serving as investment adviser to the Funds or bar such officers from continuing to serve in their official capacities for Heartland. Heartland has advised the Funds that, if these results occur, Heartland will seek exemptive relief from the SEC to permit it to continue serving as investment adviser to the Funds. There is no assurance that the SEC will grant such exemptive relief.

     (f) Each natural person identified in Item 2 is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     As of December 27, 2005, the Heartland Value Fund (the "Heartland Fund"), a series of Heartland Group, had acquired an aggregate of 574,400 shares of Common Stock, which were purchased for cash, for an aggregate (including broker's fees and commissions) of approximately $2,689,735.

     As of December 27, 2005, the Accounts had acquired an aggregate of 91,000 shares of Common Stock, which were purchased for cash or on margin in accordance with margin agreements on industry standard terms, for an aggregate (including broker's fees and commissions) of approximately $421,824.


Item 4.  Purpose of Transaction.
         ----------------------

     Heartland acquired shares of the Company for investment purposes in the ordinary course of its business pursuant to specified investment objectives established by the Board of Directors of Heartland Group for the Heartland Fund and by the advisory clients for the Accounts.

     Heartland and representatives of Heartland have had discussions with senior management of the Company and may in the future have such discussions concerning ways in which the Company could maximize shareholder value.

     Heartland, in the exercise of its responsibility as an institutional investor, sent a letter to the Company's Corporate Secretary on December 27, 2005, notifying the Company of its intent to submit a shareholder proposal that calls for a shareholder vote to declassify the Board of Directors.
The shareholder proposal was submitted to the Company's Corporate Secretary
on that same date.   A copy of the letter and shareholder proposal is attached
hereto as Exhibit A and hereby
incorporated by reference.

     Except as set forth in this Item 4, Heartland has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continueto review this position based upon further developments. The filing of this Schedule 13D is not, and should not be deemed as, an admission by the reporting entities that the sumbission of the shareholder proposal described here in requires the filing of this Schedule 13D.

     As permitted by law, Heartland may purchase additional Shares or dispose of any or all of the Shares from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the prospects of the company and upon other developments, including general economic and stock market conditions.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) 665,400 shares, representing approximately 7.2% of the shares of Common Stock presently outstanding, may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by (1) Heartland Advisors, Inc. by virtue of its investment discretion and voting authority granted by certain clients, which may be revoked at any time; and
(2) William J. Nasgovitz, as a result of his ownership interest in Heartland Advisors, Inc. Heartland Advisors, Inc. and Mr. Nasgovitz each specifically disclaim beneficial ownership of any shares reported on the Schedule.

     (b) For information on voting and dispositive power with respect to the above listed shares, see Items 7-10 of the Cover Pages.

     (c) For transactions in the class of securities reported that were effected during the past sixty days, see Exhibit B.

     (d) The clients of Heartland Advisors, Inc., a registered investment adviser, including an investment company registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares includedon this Schedule. The Heartland Value Fund, a series of the Heartland Group, a registered investment company, owns 574,400 shares or 6.2% of the class of securities reported herein. Any remaining shares disclosed in this filing are owned by various other accounts managed by Heartland Advisors, Inc. on a discretionary basis. To the best of Heartland's knowledge, none of the other accounts own more than 5% of the outstanding stock.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

     Heartland is the investment adviser of the Heartland Fund and the Accounts pursuant to separate investment management agreements which provide Heartland with the authority to invest the funds of the Heartland Fund and the Accounts in securities (including shares of the Company); to hold, vote, and dispose of securities (including shares of the Company); and to file this statement. Neither of the Reporting Entities has any contract, arrangement, understanding or relationship on behalf of the Heartland Fund or the Accounts with any person with respect to any securities of the Company.


Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

Exhibit A    Letter Dated December 27, 2005, from Eric J. Miller, Senior
Vice President of Heartland, to the Corporate Secretary of The Smith & Wollensky Restaurant Group, Inc.

Exhibit B    Purchase and sale data

Exhibit C    Joint Filing Agreement


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 27, 2005

WILLIAM J. NASGOVITZ               	HEARTLAND ADVISORS, INC.

By: /s/  PAUL T. BESTE			By: /s/ PAUL T. BESTE
       Paul T. Beste				Paul T. Beste
       As Attorney in Fact for		Chief Operating Officer
       William J. Nasgovitz



                                   EXHIBIT A

[HEARTLAND ADVISORS, INC. LETTERHEAD]


December 27, 2005



BY AIRBORNE EXPRESS

The Smith & Wollensky Restaurant Group, Inc.
1114 First Avenue
New York, NY  10021

Attention:  Mr. Samuel Goldfinger, Corporate Secretary

Re:	Shareholder Proposal of Heartland Advisors, Inc.

Dear Mr. Goldfinger:

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, Heartland Advisors, Inc. ("Heartland Advisors") hereby submits the enclosed shareholder proposal for inclusion in the Proxy Statement of The Smith & Wollensky Restaurant Group, Inc. ("SWRG") relating to SWRG's 2006 Annual Meeting of Stockholders. Heartland Advisors has continuously held at least 1% of SWRG common stock for over one year, as evidenced by the enclosed copies of the Schedule 13G filings submitted to the Securities and Exchange Commission on February 13, 2004, and January 10, 2005. Heartland Advisors currently holds approximately 665,000 shares of SWRG common stock, and we intend to continue ownership of at least 1% of SWRG's common stock through the date of SWRG's 2006 annual meeting. We are therefore eligible to submit this proposal under Rule 14a-8.

According to SWRG's 2005 Proxy Statement, the deadline for submitting shareholder proposals for inclusion in the 2006 Proxy Statement is December 28, 2005. Therefore, the enclosed proposal is being submitted timely.

We would be happy to discuss this with you in further detail.

Sincerely,



Eric J. Miller, CMA
Senior Vice President/Portfolio Manager

Enclosures



SHAREHOLDER PROPOSAL

RESOLVED: That the stockholders of Smith & Wollensky Restaurant Group, Inc., request that the Board of Directors take the steps necessary to amend the Amended and Restated Certificate of Incorporation to provide that in future Board elections, Directors are elected annually and not by classes as is now provided, and that such declassification of the Board be phased in so that it does not affect the unexpired terms of Directors previously elected.

Proponent's Supporting Statement:

This resolution requests that the Board take steps to end the present staggered election system whereby approximately one-third of the Directors are elected each year, and instead ensure that all Directors are elected annually. We believe shareholders should have the opportunity to vote on the performance of the entire Board each year.

The election of directors is a primary means for shareholders to influence corporate affairs and to ensure corporate accountability. Under a staggered system for electing directors, individual directors face election only once every three years. In our opinion, such a system serves to insulate the board of directors from shareholder input and the consequences of poor financial performance.

Many institutional investors, including the California Public Employees Retirement System and the New York State pension funds, have increasingly been calling for the end of staggered board elections. Institutional Shareholder Services, one of the most influential proxy evaluation services, also opposes staggered board elections.

Numerous companies have demonstrated leadership by eliminating staggered board elections, including Pfizer, Duke Energy, and Dow Jones. In 2005, for the first time, the number of management proposals to eliminate staggered elections outstripped those submitted by shareholders, showing that many companies are taking actions to align their practices with shareholder interests.

We believe that, by requiring that members of the Board face reelection every year, management and the Board of Directors will be more accountable to shareholders and more responsive to shareholder concerns. By aligning the interest of the Board and management with the interests of shareholders, the company will be better equipped and motivated to enhance shareholder value.

For the above reasons, we urge a vote FOR the resolution.


                                  EXHIBIT B

Heartland Funds

Trade Date	Activity	Quantity	Price
None

Heartland Private Accounts

Trade Date	Activity	Quantity	Price
12/6/05		Buy		1000		5.5000
12/23/05		Buy		800		5.1100


                                   EXHIBIT C
Joint Filing Agreement


The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13D in connection with their beneficial ownership of Smith & Wollensky Restaurant Group, Inc. at December 27, 2005.



WILLIAM J. NASGOVITZ

By: /s/   PAUL T. BESTE
    Paul T. Beste
    As Attorney in Fact for William J. Nasgovitz




HEARTLAND ADVISORS, INC.


By:  /s/ PAUL T. BESTE
     Paul T. Beste
     Chief Operating Officer